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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Move, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
62458M108
(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

Copy to:

Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Elevation Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,509,819

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,509,819

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	26,509,819

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Elevation Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,509,819*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,509,819*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,509,819*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Elevation Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,509,819*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,509,819*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,509,819*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Elevation Employee Side Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,833

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,833

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Elevation Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,833*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,833*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,833*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Fred Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,515,652*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,515,652*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,515,652*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Marc Bodnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,515,652*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,515,652*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,515,652*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Paul Hewson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,515,652*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,515,652*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,515,652*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Roger McNamee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,531,302*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,531,302*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,531,302*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership of 26,515,652 of such shares as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS Bret Pearlman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,515,652*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

26,515,652*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,515,652*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	62458M108

1	NAMES OF REPORTING PERSONS John Riccitiello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by (i) Elevation Partners, L.P. (“Elevation”), which is a Delaware limited partnership, (ii) Elevation Associates, L.P. (“Elevation GP”), which is a Delaware limited partnership, (iii) Elevation Associates, LLC (“Elevation LLC”), which is a Delaware limited liability company, (iv) Elevation Employee Side Fund, LLC (“Side Fund”), which is a Delaware limited liability company, (v) Elevation Management, LLC (“Elevation Management”), which is a Delaware limited liability company, (vi) Mr. Fred Anderson, (vii) Mr. Marc Bodnick, (viii) Mr. Paul Hewson, (ix) Mr. Roger McNamee, (x) Mr. Bret Pearlman and (xi) Mr. John Riccitiello with the Securities and Exchange Commission on December 9, 2005 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2.	Identity and Background
Item 2 hereof is hereby supplemented as follows:
Mr. Riccitiello is no longer a manager of Elevation LLC or Elevation Management.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 hereof is hereby supplemented as follows:
No funds were used in connection with the acquisition of shares that are reflected in this Amendment. As stated in the Schedule 13D, the holders of Series B Preferred Stock have the right to receive quarterly dividends in an amount equal to the greater of (i) an annual rate of 3.5% and (ii) the amount of any dividends with respect to such shares of Series B Preferred Stock on an as converted to Issuer Common Stock basis. Such dividends are payable only in additional shares of Series B Preferred Stock until the fifth anniversary following the Closing and thereafter will be payable only in cash.
To date, in accordance with the Certificate of Designation, the Issuer has paid in-kind dividends to Elevation and Side Fund consisting of 10,397.4560 and 2.2879 shares of Series B Preferred Stock, respectively, representing dividends through September 30, 2008 in respect of the outstanding shares of Series B Preferred Stock (the “PIK Dividends”). Pursuant to the Certificate of Designation, such shares are convertible into 2,475,584 and 544 shares of Common Stock, respectively.
On December 15, 2008, in accordance with the Certificate of Designation, the Board declared the record date for, and on December 31, 2008 the Issuer will pay, in-kind dividends to Elevation and Side Fund consisting of 965.7852 and 0.2125 shares of Series B Preferred Stock, respectively, representing dividends through December 31, 2008 in respect of the outstanding shares of Series B Preferred Stock (the “December 2008 Dividend”). Pursuant to the Certificate of Designation, such shares are convertible into 229,948 and 50 shares of Common Stock, respectively.

Item 5.	Interest in Securities of the Issuer
(a), (b) The following disclosure assumes that there are 153,081,756 shares of Issuer Common Stock outstanding as of November 3, 2008, which figure is based on Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008. As of the date of filing of this Amendment, none of the Reporting Persons owned any other shares of Issuer Common Stock, except for Mr. McNamee, who beneficially owned 15,650 shares of Issuer Common Stock as of such date through a trust.
Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of (i) the acquisition of Series B Preferred Stock at the Closing, (ii) the PIK Dividends, and (iii) the December 2008 Dividend Elevation may be deemed to beneficially own 26,509,819 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 26,509,819 shares of Issuer Common Stock issuable upon conversion of the Series B Preferred Stock would constitute approximately 14.8% of the Issuer Common Stock outstanding upon such conversion. This number of shares of Issuer Common Stock issuable upon conversion does not include a maximum of approximately 1,825,368 shares of Issuer Common Stock issuable upon conversion of additional shares of Series B Preferred Stock that may be received as payment of the remaining quarterly in-kind dividends during the first five years of issuance.
Pursuant to Rule 13d-3 under the Exchange Act, as a result of (i) the acquisition of Series B Preferred Stock at the Closing, (ii) the PIK Dividends, and (iii) the December 2008 Dividend Side Fund may be deemed to beneficially own 5,833 shares of Issuer Common Stock, which is subject to issuance upon conversion of the Series B Preferred Stock acquired. The 5,833 shares of Issuer Common Stock issuable upon conversion of the Series B Preferred Stock would constitute less than 0.1% of the Issuer Common Stock outstanding upon such conversion. This number of shares of Issuer Common Stock issuable upon conversion does not include a maximum of approximately 402 shares of Issuer Common Stock issuable upon conversion of additional shares of Series B Preferred Stock that may be received as payment of the remaining quarterly in-kind dividends during the first five years of issuance.
As the sole general partner of Elevation, Elevation GP has the power to direct the voting and disposition of any shares of Issuer Common Stock beneficially owned by Elevation. As a result, Elevation GP may be deemed to beneficially own any shares of Issuer Common Stock beneficially owned by Elevation. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Elevation GP is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
As the sole general partner of Elevation GP, Elevation LLC has the power to direct the voting and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by Elevation GP. As a result, Elevation LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Elevation GP. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Elevation LLC is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

As the sole managing member of Side Fund, Elevation Management has the power to direct the voting and disposition of any shares of Issuer Common Stock beneficially owned by Side Fund. As a result, Elevation Management may be deemed to beneficially own any shares of Issuer Common Stock beneficially owned by Side Fund. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Elevation Management is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
As managers of each of Elevation LLC and Elevation Management, Mssrs. Anderson, Bodnick, McNamee, Pearlman and Hewson (the “Managers”) may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by Elevation LLC or Side Fund. Each of the Managers disclaims such beneficial ownership of such shares. Except for 15,650 shares of Issuer Common Stock that are beneficially owned by Mr. McNamee through a trust, neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any such Manager is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.
(c) Except for the December 2008 Dividend, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.
(d) No one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Amendment.
(e) Because Mr. Riccitiello no longer serves as a manager of Elevation LLC or Elevation Management, Mr. Riccitiello ceased to be a beneficial owner of more than five percent of Issuer Common Stock on March 13, 2007.

Signatures
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 16, 2008

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P., as General Partner

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC, as General Partner

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC, as Managing Member

By:	*

Name: Fred Anderson
Title: Manager

ELEVATION MANAGEMENT, LLC

By:	*

Name: Fred Anderson
Title: Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

*

John Riccitiello

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons pursuant to Power of Attorney